SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No.  12)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

John Laco, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,209,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 47,209,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,209,406

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 27.2%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, as filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, as filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, as filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, as filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, as filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”), Amendment No. 6 thereto, as filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6”), Amendment No. 7 thereto, as filed by the reporting person with the SEC on July 11, 2011 (“Amendment No. 7”), Amendment No. 8 thereto, as filed by the reporting person with the SEC on April 1, 2013 (“Amendment No. 8”), Amendment No. 9 thereto, as filed by the reporting person with the SEC on June 27, 2013 (“Amendment No. 9”), Amendment No. 10 thereto, as filed by the reporting person with the SEC on July 5, 2013 (“Amendment No. 10”), Amendment No. 11 thereto, as filed by the reporting person with the SEC on May 29, 2014 (“Amendment No. 11” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Amendment No. 12 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2.                                 Identity and Background.

(b) and (c)     The response to Item 2 of the Schedule 13D is hereby amended and supplemented by replacing subsections (b) and (c) in their entirety with the following:

(b)         The address of the reporting person is:

Dov Charney

c/o Jeffrey C. Soza, Esq.

Glaser Weil Fink Jacobs Howard Avchen & Shapiro LLP

10250 Constellation Boulevard, 19th Floor

Los Angeles, California 90067

(c)          On June 18, 2014, as described under Item 4 below, the Board of Directors of the Issuer (the “Board”) notified the reporting person of the Board’s intent to terminate his employment as the Issuer’s President and Chief Executive Officer, for cause under his employment agreement, to be effective following a 30-day cure period.  The Board also removed the reporting person as Chairman of the Board effective immediately.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows.

On June 18, 2014, the Board of the Issuer notified Dov Charney of the Board’s intent to terminate his employment as the Company’s President and Chief Executive Officer, for cause under Mr. Charney’s employment agreement following a 30-day cure period required under the terms of his employment agreement.  Mr. Charney believes that such termination is without merit and intends to contest it vigorously.  Effective immediately, the Board suspended Mr. Charney pending the expiration of such cure period.  The Board has notified Mr. Charney that it intends to request his resignation from the Board concurrently with the effective time of his termination of employment.  The Board also removed Mr. Charney as Chairman of the Board effective immediately.

Following the announcement on June 18, 2014, made by the Issuer of its intent to terminate Mr. Charney’s employment, Mr. Charney was approached by certain persons (the “Supporters”), including stockholders of the Issuer, who expressed support for his continued leadership of the Issuer.  On June 19, 2014, Mr. Charney began to discuss with the Supporters potential changes to the composition of the Board and management of the Issuer.

As a result of Mr. Charney’s discussions with the Supporters described above, Mr. Charney and the Supporters may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Charney is a member of a group with the Supporters for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Charney is the beneficial owner of any Common Stock beneficially owned by the Supporters for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Mr. Charney intends to engage in discussions with the Issuer and Issuer’s management and the Board, other stockholders of the Issuer and other persons that may relate to the afore mentioned matters and/or other matters related to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer.  Mr. Charney may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and the Board, other stockholders of the Issuer and other persons.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 above is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2014

/s/ Dov Charney
Dov Charney